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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-21660

A.
Full title of the Plan:

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN'S INTERNATIONAL, INC.
2002 Papa John's Boulevard
Louisville, Kentucky 40299-2334
(502) 261-7272

FINANCIAL STATEMENTS AND SCHEDULE

Papa John's International, Inc. 401(k) Plan

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Papa John's International, Inc. 401(k) Plan

Financial Statements
and Schedule

Years ended December 31, 2001 and 2000

Report of Independent Auditors

401 (k) Plan Committee
Papa John's International, Inc.

        We have audited the accompanying statements of net assets available for benefits of the Papa John's International, Inc. 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ Ernst & Young LLP

June 3, 2002

Louisville, Kentucky

Papa John's International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000
Assets
Investments at fair value:
Papa John's International, Inc. common stock	$425,801	$481,646
Mutual funds	8,948,916	8,485,576
Interest bearing cash	18,341	7,976
Participant loans	633,935	497,207
Investments at contract value:
Guaranteed investment contract	1,235,567	700,036

Total investments	11,262,560	10,172,441
Receivables:
Contributions:
Participants	48,103	59,233
Employer	477,984	453,671
Interest	992	—

Total receivables	527,079	512,904

Total assets	11,789,639	10,685,345
Liabilities
Excess contributions refundable to participants	—	83

Net assets available for benefits	$11,789,639	$10,685,262

See accompanying notes.

Papa John's International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	December 31
	2001	2000
Changes in net assets attributable to:
Investment loss:
Net depreciation in fair value of investments	$(1,365,634)	$(812,947)
Interest and dividend income	138,894	246,313

Net investment loss	(1,226,740)	(566,634)
Contributions:
Participants	2,971,152	2,857,376
Rollover	327,076	1,035,169
Employer	477,984	453,671

Total contributions	3,776,212	4,346,216
Benefits paid to participants	(1,426,045)	(1,116,388)
Administrative fees	(19,050)	(17,419)

Net increase	1,104,377	2,645,775
Net assets available for benefits at beginning of year	10,685,262	8,039,487

Net assets available for benefits at end of year	$11,789,639	$10,685,262

See accompanying notes.

Papa John's International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2001

1.    Description of Plan

        Papa John's International, Inc. (the Company) established the Papa John's International, Inc. 401(k) Plan (the Plan) on October 1, 1995. The Plan is a defined contribution plan available to all employees of the Company, and its subsidiaries, who have attained the age of twenty-one, completed one year of service and who work at least 1,000 hours annually. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Participants may voluntarily elect to contribute from 1 to 20 percent of their annual eligible wages to their account within the Plan. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. During 2001 and 2000, the Company contributed, to participants actively employed on the last day of each plan year, an amount equal to 25 percent of the pretax contributions made by participants during such plan year up to 6% of eligible compensation.

        The contributions are allocated at the direction of the participant among selected investments. Each fund's investment income or loss, less any investment management fee, is allocated to participant accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the fund is invested. Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions vest subject to a five-year graded vesting schedule. In order to receive vesting credit in a Plan year, participants must have had at least 1,000 hours of service in the Plan year. Vested contributions are payable upon retirement, death or disability, termination of employment, or earlier for hardship reasons. Participants may also borrow from their account through participant loans. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The Summary Plan Description provides a more complete description of the Plan's provisions.

        Certain Plan administrative expenses are paid directly by the Company.

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.    Significant Accounting Policies

Investments

        Papa John's International, Inc. Common Stock is stated at fair value as determined by the last reported sales price on the last business day of the plan year. Mutual funds are stated at fair value as determined by quoted market prices. Outstanding participant loan balances are stated at cost which approximates fair value.

        The Plan uses a guaranteed investment contract with MetLife, which is a benefit-responsive investment contract. MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The yield on such investments was 6.35% in 2001 and 2000. The contract is included in the accompanying financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Contributions

        Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants' individual accounts.

Excess Contributions Refundable to Participants

        The Plan is subject to certain contribution limits for highly-compensated participants as defined by the Internal Revenue Code (the IRC). Calculations performed subsequent to the Plan year-end indicated excess contributions refundable to participants of $83 as of December 31, 2000 ($0 in 2001).

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Investments

        The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value during the years as follows:

	2001	2000
Common stock	$80,555	$(59,190)
Mutual funds	(1,510,006)	(756,976)
Guaranteed investment contract	63,817	3,219

	$(1,365,634)	$(812,947)

        Individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2001	2000
Mutual funds:
Janus Aspen Aggressive Growth Fund	$1,506,891	$2,206,702
Fidelity Advisor Growth and Income Fund	1,949,354	2,048,687
NVEST Star Advisors Fund	918,887	998,280
Janus Aspen Balanced Retirement Fund	1,078,418	977,238
NVEST Bond Income Fund	1,141,767	779,594
Henssler Equity Fund	765,347	709,041
Janus Aspen Worldwide Fund	679,131	692,852
Investment at contract value:
MetLife Guaranteed Investment Contract	1,235,567	700,036

4.    Tax Status

        The Company has not obtained a determination letter from the Internal Revenue Service stating the Plan is qualified under Section 401(a) of the IRC. However, the Company has represented that the Plan is qualified and, therefore, the related trust is exempt from taxation. MetLife, the record keeper, plans to file a determination letter on the Plan's behalf for the 2002 Plan year.

Schedule

Papa John's International, Inc. 401(k) Plan

EIN: 61-1203323, Plan Number: 001

Schedule H, Line 4i—Schedule of Assets Held
for Investment Purposes At End of Year

         December 31, 2001

Identity of Issue or Borrower	Description of Investment, Including Shares Held or Rate of Interest	Current Value
Common Stock:
* Papa John's International, Inc.	15,501 shares	$425,801
Mutual Funds:
Janus Aspen Aggressive Growth Fund	70,317 shares	1,506,891
Fidelity Advisor Growth and Income Fund	120,554 shares	1,949,354
NVEST Star Advisors Fund	57,792 shares	918,887
Janus Aspen Balanced Retirement Fund	47,093 shares	1,078,418
NVEST Bond Income Fund	98,428 shares	1,141,767
Henssler Equity Fund	60,550 shares	765,347
Janus Aspen Worldwide Fund	23,163 shares	679,131
State Street Research Aurora Fund	11,472 shares	371,124
Janus Aspen Growth Fund	9,069 shares	187,643
American Century Ultra Fund	6,756 shares	185,453
Other	16,567 shares	164,901

		8,948,916
Investment Contract:
*MetLife Guaranteed Investment Contract	114,569 shares	1,235,567
Interest Bearing Cash	18,341 shares	18,341
Participant Loans	5.75% to 10.5% per annum	633,935

		$11,262,560

*
Represents party-in-interest to the Plan.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN
Date: June 28, 2002	By:	/s/ J. DAVID FLANERY J. David Flanery Vice President of Finance and Corporate Controller

QuickLinks

Report of Independent Auditors
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes At End of Year